                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 9)

                                 PlanetCAD Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  72704Y 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Eric Weissmann
                              PCD Investments, LLC
                          1871 Folsom Street, Suite 106
                             Boulder, Colorado 80302
                                  303-526-7636
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 2 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          PCD INVESTMENTS, LLC                  I.D. NO. 84-1607522
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          COLORADO, UNITED STATES
--------------------------------------------------------------------------------
   NUMBER OF               7     SOLE VOTING POWER                     1,863,809
     SHARES               ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER                           0
    OWNED BY              ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER                1,863,809
   REPORTING              ------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER                      0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,863,809
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 3 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GARY M. JACOBS
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF               7     SOLE VOTING POWER                             0
     SHARES               ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER                   1,863,809
    OWNED BY              ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER                        0
   REPORTING              ------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER              1,863,809
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,863,809
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 4 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ERIC A. WEISSMANN
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF               7     SOLE VOTING POWER                             0
     SHARES               ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER                   1,863,809
    OWNED BY              ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER                        0
   REPORTING              ------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER              1,863,809
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,863,809
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                         -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 5 of 7 Pages
----------------------                                         -----------------

ITEM 4.           PURPOSE OF TRANSACTION.

         As previously publicly disclosed, PCD Investments, LLC ("PCD") has made various alternative proposals to the board of directors of PlanetCAD Inc. (the "Issuer") with respect to an acquisition of the Issuer at a premium to its trading price. PCD has also stated that it would initiate a tender offer if the parties could not reach an agreement regarding one of PCD's proposals. The Issuer did not accept any of PCD's proposals. Additionally, on March 11, 2002, prior to any substantive discussions with PCD regarding its proposals, the Issuer announced that it had adopted a stockholder rights plan (the "Poison Pill") relating to the common stock of the Issuer. The Poison Pill provides that the commencement of a tender offer, the consummation of which would result in any person having beneficial ownership of 15% or more of the outstanding shares of common stock of the Issuer, is one trigger of the rights underlying the Poison Pill. (A complete description of the Poison Pill is available in the public filings of the Issuer). The Issuer's adoption of the Poison Pill has had the effect of making PCD's proposed tender offer prohibitively expensive.

         Therefore, due to the implementation of the Poison Pill, PCD is assessing its options with regard to its investment in the Issuer, but does not currently plan to commence a tender offer regarding the common stock of the Issuer.

         As previously disclosed, on March 8, 2002, in accordance with the Bylaws of the Issuer, PCD gave notice to the Issuer of its intention to nominate (at the 2002 annual meeting of stockholders) six individuals to serve as members of the board of directors of the Issuer. Additional information regarding such individuals will be available in PCD's proxy statement when filed with the Securities and Exchange Commission.

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 6 of 7 Pages
---------------------                                          -----------------

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement of the Reporting Persons to the filing of this Statement on behalf of each of them.

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 7 of 7 Pages
---------------------                                          -----------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: March 19, 2002


                                        PCD INVESTMENTS, LLC


                                        By:           /s/ Eric A. Weissmann
                                           -------------------------------------
                                                 Eric A. Weissmann, President



                                                       /s/ Gary M. Jacobs
                                        ----------------------------------------
                                        Gary M. Jacobs



                                                        /s/ Eric A. Weissmann
                                        ----------------------------------------
                                        Eric A. Weissmann

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

  1 Agreement of the Reporting Persons to the filing of this Statement on behalf of each of them.